Filed by Amersham plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: Amersham plc

Commission File No.:1-14710

Letter from Sir William Castell, CEO of Amersham plc to the employees of Amersham plc.

Dear colleague

Today we announced an event that is going to transform our company. We are going to become a key strategic growth sector for one of the world’s largest and most admired companies, General Electric (GE). Combining our three business areas with the complementary businesses of GE Medical Systems will accelerate our vision of enabling personalised medicine – a vision we share with GE.

Amersham’s imaging agents and biosciences businesses will add new, high technology platforms to GE’s medical diagnostic imaging, healthcare services and IT businesses, positioning GE to participate in exciting new developments in molecular imaging and personalised medicine and each of our three business areas will have a key role to play in achieving this. Together, we are going to build a company of immense potential, and I see a bright future ahead in GE for all of Amersham and our people.

The new business will be called GE Healthcare Technologies and it will be headquartered in the UK. I am honoured to have been chosen to lead this new enterprise and I will also take a position as a Vice Chairman on GE’s board of directors. I shall also be leading the integration.

GE Healthcare Technologies will have 42,000 employees and annual sales of around $13 billion. For us in Amersham, this represents a tremendous opportunity to use our skills on a much broader scale. We’ll have the competencies and the marketing reach to bring predictive diagnosis and personalised treatment into the mainstream of medical practice. And, importantly, we’ll be working with people who share our values and are on our wavelength. I can personally vouch for this. I’ve been building a relationship with GE for more than two years, and I’ve come to know and respect the people, the company and the culture. They share our commitment to integrity, our track record of innovation and our ability to adapt to change. They, like us, strive to attract and develop the very best talent.

You’ll receive a Company Notice today which will explain the business combination in greater detail, and we’ll keep you regularly updated about the plans as we move forward. There will be no changes in the way we do business until we obtain regulatory clearances and close the deal in 2004. In the meantime, as I’m sure you know, we need to stay focused on our existing businesses and deliver on our goals. But please prepare yourselves for a new and exciting future.

Bill Castell

Chief Executive

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of General Elecctric Company (“General Electric”) resulting from and following the acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions of the acquisition, General Electric’s ability to successfully combine the business of GE Medical Systems and Amersham and to realise expected synergies from the acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in General Electric’s and Amersham’s filings with the SEC. Neither General Electric nor Amersham undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

This interview does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when General Electric commences its acquisition for Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when General Electric commences its acquisitions for Amersham securities and the acquisition is implemented by way of an offer rather than a scheme of arrangement, General Electric will file a Registration Statement relating to the offer with the SEC. If General Electric files a Registration Statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, Amersham, the offer and related matters. Holders of Amersham securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such Registration Statement if and when it becomes available before they make any decision with respect to the offer. Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.